Exhibit 99.4

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,891,118.67 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France
379 001 530 R.C.S. LYON

CHAIRMAN’S REPORT ON THE CONDITIONS OF PREPARATION AND
ORGANIZATION OF THE BOARD OF DIRECTORS AND ON THE INTERNAL
CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY
PRESENTED TO
THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 12th, 2006
Dear Sirs:
In accordance with Section L. 225-37 of the Commercial Code, please find below a description of the conditions of preparation and organization of the Board of Directors (the “Board”) (I) and internal control procedures implemented by the Company (II).
I. Conditions of preparation and organization of the Board of Directors
As of December 31, 2004, 99.77 % of the share capital of the Company was deposited with the Bank of New York and the corresponding ADRs are held by the public on the US market. 0.23 % of the share capital is held by various individuals.
The Board is composed of 6 members, each appointed for a duration of 1 year.
The main qualities expected from a Board member is his/her : (i) willingness to develop an active understanding of the business and strategy of the Company and to participate in its development, (ii) understanding of the business environment of the Company, (iii) ability to work with others, (iv) the courage to express dissenting opinions (v) the sense of responsibilities, and (vi) integrity.

A. Conditions of preparation of the works of the Board of Directors
The activities of the Board are led by the Chairman of the Board.
The Chairman of the Board:
•	approves the documents prepared by the Company’s internal departments;

•	organizes and directs the works of the Board;

•	ascertains that each director can fulfill his duties;

•	ascertains that each receives the information and documents necessary for the fulfillment of his duties; and

•	ascertains that the representatives of the Works Council are convened and provided with all the information and documents necessary for the fulfillment of their duties.
B. Conditions of organization of the work of the Board of Directors
The Chairman organizes the activities of the Board. The Board is convened at least once a year for the approval of the accounts and as may times as necessary in consideration of the development of the Company’s business.
In 2005, the Board met 8 times, upon call of the Chairman.
The attendance rate was 100% in 2005 except on two separate occasions where one Board member was not present. The meetings of the Board of Directors were all chaired by the Chairman of the Board.
Representatives of the Works Council have attended all Board meetings.
The minutes of each Board meeting were presented by the Chairman to the Board members for approval. The minutes are inserted in the Company’ ledgers after signature by the Chairman, one director and the secretary
With respect to each Board meeting, the Directors were provided with all documents necessary for the fulfillment of their duties. In between Board meetings, the directors are regularly provided with all significant information regarding the Company.
II. Internal control procedures
The Company organized committees and implemented procedures allowing control of compensation, the preparation and certification of the financial statements, public disclosure and the ethics of the Company’s executives and financial officers. A project has been put in place during 2005 in order to allow the Company to comply with the Sarbanes Oxley article 404 at the end of 2006. This project is progressing in line with expected outcome and is conducted under the supervision of the CFO with regular updates at each Audit Committee meeting.
A. Compensation Committee

A Compensation Committee is appointed by the Board to consider, recommend and oversee the Company’s incentive-compensation plans and equity-based plans determinated by the Board and to assist the Board in the discharge of the Board’s responsibilities relating to compensation of (i) the Company’s Chief Executive Officer (Directeur Général) (“CEO”), (ii) the Company’s Chairman of the Board (Président du Conseil d’Administration), in the event that the office of Directeur Général is not held by the Chairman of the Board, (iii) the Delegated Managing Directors (Directeurs Généraux Délégués), if any, and (iv) other executive officers (CFO and COO). The responsibilities granted or delegated to the Compensation Committee in this Charter are subject always to the powers reserved by French law to the CEO (Directeur Général), the Board and the shareholders’ meetings and the Compensation Committee is authorized to seek any necessary waivers from applicable U.S. securities laws and regulations and NASD rules and regulations, as it deems appropriate with respect to the foregoing. To the extent required under applicable U.S. securities laws and regulations and NASD rules and regulations, any such waivers or non-compliance shall be disclosed annually in the Company’s annual report on Form 20-F.
The charter of this Committee has been reviewed and approved at the Compensation Committee meeting held in 2005.
B. Audit Committee
The Audit Committee is appointed by the Board to be directly responsible, by delegation of the CEO as required by French law, for the appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company, with the exception of statutory auditors, and to assist in Board oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) the compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Audit Committee shall have, upon special delegation of the CEO as required by French law, the authority to engage, and obtain advice and assistance from, outside legal, accounting and other advisers, and the Company shall provide appropriate funding therefore as determined by the Audit Committee. The responsibilities granted or delegated to the Audit Committee in this Charter are subject always to the powers reserved by French law to the CEO, the Chairman of the Board (Président du Conseil d’Administration), the Board and the shareholders’ meetings and the Audit Committee is authorized to seek any necessary waivers from applicable U.S. securities laws and regulations and Nasdaq rules and regulations, as it deems appropriate with respect to the foregoing. To the extent required under applicable U.S. securities law and regulations and Nasdaq rules and regulations, any such waivers or non-compliance shall be disclosed annually in the Company’s annual report on Form 20-F.
The charter of this Committee has been reviewed and approved in 2005.
C. Procedure for Pre-Approval of Independent Auditor Services
The Audit Committee has established guidelines regarding the engagement of the Company’s independent auditor to perform services for the Company. These guidelines are valid for audit and non-audit services. These guidelines have been amended in 2005 as follows :

For audit services (including statutory audit engagements as required under local country laws), the independent auditor must provide the Audit Committee with an engagement letter during the fiscal year outlining the scope of the audit services proposed to be performed during the fiscal year. This letter, including the budget, must be agreed to by the Audit Committee. All other audit fees are approved under a pre approval process from the Audit committee.
For non-audit services, Company’s senior management must submit to the Audit Committee for pre-approval, under the same pre-approval process as the audit fees, the list of non-audit services that it recommends the Audit Committee engage the independent auditor to provide for the fiscal year. Company’s senior management and the independent auditor must each confirm to the Audit Committee that each non-audit service on the list is permissible under all applicable legal requirements. A list of non permissible non audit services have been reviewed and approved in 2005 by the Audit Committee.
D. Procedure for reporting questionable accounting and auditing matters
The Audit Committee of the Company’s Board of Directors established procedures in order to facilitate the reporting by employees of any information pertaining to questionable accounting or audit practices.
These procedures include how employees may report questionable accounting practices, the review of any such reports and the inquiry, which may be conducted in this regard. These procedures have been established such to respect the rules recommended by the CNIL.
E. Disclosure Committee
The Disclosure Committee assists the Chief Executive Officer ( Directeur Général) and Chief Financial Officer or persons performing similar functions (the “Senior Officers”) in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made by the Company by being responsible for the following tasks:
•	Design and establish controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the rules and forms and such information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such required disclosure (“Disclosure Controls”).

•	Monitor the integrity and effectiveness of the Company’s Disclosure Controls.

•	Review and supervise the preparation of the Company’s annual report on Form 20-F, quarterly reports on Form 6-K, any amendments to the foregoing,

and any other reports or public disclosures that the Board of Directors or the Audit Committee requests that the Committee review and supervise.

•	Evaluate the effectiveness of the Company’s Disclosure Controls as of the end of the period covered by the Company’s Annual Report on Form 20-F and each Quarterly Report on Form 6-K (collectively, the “periodic reports”).

•	Discuss with the Senior Officers all relevant information with respect to the Committee’s proceedings, the preparation of the disclosure statements and the Committee’s evaluation of the effectiveness of the Company’s Disclosure Controls.

•	Provide a certification to the Senior Officers prior to the filing with the SEC of each periodic report as to (i) the Committee’s compliance with its policies and procedures and proper performance of the responsibilities that have been assigned to it and (ii) the Committee’s conclusions resulting from its evaluation of the effectiveness of the Disclosure Controls.
F. Code of Ethics for CEO (directeur général), executive managing directors (directeurs généraux délégués) and senior financial officers
The Company has Standards of Business Conduct applicable to all directors, employees and officers of the Company. The principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions (collectively the “senior financial officers”), are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law.
Elie Vannier
Chairman